82-4044

OSCHINI

schini Limited

Furnished pursuant to Rule 12g3 – 2(b)/FOSCHINI LIMITED ~~333-6390~~

Fo

Unaud

for the half-year ended September 2005



- Turnover up by 20,8% to R2,9 billion
- Profit before tax up by 30,9% to R566,2 million
- Headline earnings per share up by 28,8% to 175,1 cents
- Interim dividend declared increased by 29,0% to 80,0 cents per share
- Sustained strong balance sheet

Consolidated Income Statement

	26 weeks ended 24.9.05 Unaudited Rm	26 weeks ended 25.9.04 Unaudited Rm	Change %	Year ended 31.3.05 Audited Rm
Revenue	**3 291,4**	2 723,5		5 994,4
Retail turnover	**2 890,4**	2 393,6	20,8	5 279,3
Cost of turnover	**1 693,5**	1 386,1		2 999,5
Gross profit	**1 196,9**	1 007,5		2 279,8
Interest received (note 5)	**286,9**	233,4		488,9
Dividends received	**6,8**	7,3		14,3
Trading expenses (note 6)	**(892,5)**	(791,6)		(1 578,2)
Operating profit before finance charges	**598,1**	456,6	31,0	1 204,8
Net finance charges	**31,9**	24,0		58,4
Profit before tax	**566,2**	432,6	30,9	1 146,4
Income tax expense	**182,7**	135,8		368,6
Profit for the period	**383,5**	296,8	29,2	777,8
Attributable to:				
Equity holders of Foschini	**374,3**	291,7		767,0
Minority interest	**9,2**	5,1		10,8
Profit for the period	**383,5**	296,8		777,8
RECONCILIATION OF ATTRIBUTABLE INCOME TO HEADLINE EARNINGS				
Profit attributable to equity holders of Foschini	**374,3**	291,7		767,0
Headline earnings	**374,3**	291,7		767,0
EARNINGS PER ORDINARY SHARE (CENTS)				
Basic	**175,1**	135,9	28,8	359,6
Headline	**175,1**	135,9	28,8	359,6
Diluted (basic)	**172,6**	134,9		351,1
Diluted (headline)	**172,6**	134,9		351,1
DIVIDEND PER ORDINARY SHARE (cents)	**80,0**	62,0	29,0	164,0
DIVIDEND COVER (times)	**2,2**	2,2		2,2





Consolidated Balance Sheet

	Sept. 2005 Unaudited Rm	Sept. 2004 Unaudited Rm	March 2005 Audited Rm
ASSETS			
Non-current assets			
Property, plant and equipment	**536,7**	413,8	473,4
Goodwill	**28,6**	28,6	28,6
Preference share investment	**200,0**	200,0	200,0
Loans	**6,1**	7,9	6,6
Private label card receivables	**76,6**	50,1	60,1
Loan receivables	**450,2**	246,7	398,6
Participation in export partnerships	**115,2**	196,2	120,7
Deferred taxation	**206,3**	181,9	209,3
	1 619,7	1 325,2	1 497,3
Current assets			
Inventory	**980,1**	722,9	912,1
Trade receivables – retail	**1 882,3**	1 557,8	1 744,3
Private label card receivables	**271,7**	192,9	231,6
Other receivables and prepayments	**161,0**	149,5	147,0
Loan receivables	**294,0**	362,4	260,3
Participation in export partnerships	**51,9**	17,4	90,6
Cash	**52,3**	30,1	36,2
	3 693,3	3 033,0	3 422,1
Total assets	**5 313,0**	4 358,2	4 919,4
EQUITY AND LIABILITIES			
Equity attributable to equity holders of Foschini	**2 462,6**	2 150,9	2 472,8
Minority interest	**22,5**	10,3	16,0
Total equity	**2 485,1**	2 161,2	2 488,8
Non-current liabilities			
Interest-bearing debt	**992,8**	478,2	553,4
Operating lease accrual	**307,7**	337,8	324,9
Deferred taxation	**163,7**	255,0	161,9
	1 464,2	1 071,0	1 040,2
Current liabilities			
Short-term loans	**–**	–	2,7
Trade and other payables	**975,5**	845,1	952,5
Taxation payable	**285,2**	174,4	326,3
Provisions	**103,0**	106,5	108,9
	1 363,7	1 126,0	1 390,4
Total equity and liabilities	**5 313,0**	4 358,2	4 919,4

Consolidated Statement of Changes in Equity

	Equity holders of Foschini Rm	Minority interest Rm	Total equity Rm
Equity at 31 March 2004 as previously stated	2 291,4	10,1	2 301,5
IFRS transitional adjustment:			
– Property: fair value used as deemed cost	75,7	–	75,7
Change in accounting for operating leases	(246,3)	–	(246,3)
Equity at 31 March 2004 after IFRS and other adjustments	2 120,8	10,1	2 130,9
Restated profit	291,7	5,1	296,8
Profit for the half-year as previously stated	292,5	5,1	297,6
IFRS adjustments:			
– Property depreciation	(1,1)	–	(1,1)
– Share options	(6,2)	–	(6,2)
Change in accounting for operating leases	6,5	–	6,5
Share-based payments reserve movements	6,2	–	6,2
Change in degree of control	–	(3,3)	(3,3)
Dividends paid	(132,3)	(1,6)	(133,9)
Sale of shares by share trust	9,3	–	9,3
Shares purchased by share trust	(151,4)	–	(151,4)
Unrealised gain on hedging instruments	6,6	–	6,6
Equity at 25 September 2004 restated	2 150,9	10,3	2 161,2
Restated profit	475,3	5,7	481,0
Profit for the half-year as previously stated	474,8	5,7	480,5
IFRS adjustments:			
– Property depreciation	(1,1)	–	(1,1)
– Share options	(7,5)	–	(7,5)
Change in accounting for operating leases	9,1	–	9,1
Share-based payments reserve movements	7,5	–	7,5
Dividends paid	(131,5)	–	(131,5)
Sale of shares by share trust	3,3	–	3,3
Shares purchased by share trust	(31,8)	–	(31,8)
Unrealised loss on hedging instruments	(0,9)	–	(0,9)
Equity at 31 March 2005 restated	2 472,8	16,0	2 488,8
Profit for the half-year	374,3	9,2	383,5
Share-based payments reserve movements	10,0	–	10,0
Dividends paid	(221,5)	(2,7)	(224,2)
Sale of shares by share trust	55,3	–	55,3
Shares purchased by share trust	(222,3)	–	(222,3)
Unrealised loss on hedging instruments	(6,0)	–	(6,0)
Equity at 24 September 2005	**2 462,6**	**22,5**	**2 485,1**
SUPPLEMENTARY INFORMATION			
Net ordinary shares in issue (millions)	212,2	211,6	211,9
Weighted average ordinary shares in issue (millions)	213,8	214,6	213,3
Tangible net asset value per ordinary share (cents)	1 157,5	1 007,8	1 161,2



Consolidated Cash Flow Statement

	Sept. 2005 Unaudited Rm	Sept. 2004 Unaudited Rm	March 2005 Audited Rm
Cash flows from operating activities			
Operating profit before working capital changes	**392,0**	287,0	835,3
Increase in working capital	**(226,1)**	(78,5)	(340,0)
Cash generated by operations	**165,9**	208,5	495,3
Increase in private label card receivables	**(56,6)**	(47,7)	(96,4)
Increase in loan receivables	**(85,3)**	(72,0)	(121,8)
Interest received	**286,9**	233,4	488,9
Net finance charges	**(31,9)**	(24,0)	(58,4)
Taxation paid	**(219,0)**	(138,6)	(333,7)
Dividends paid	**(224,2)**	(133,9)	(265,4)
Net cash (outflows) inflows from operating activities	**(164,2)**	25,7	108,5
Cash flows from investing activities			
Purchase of property, plant and equipment	**(136,6)**	(52,7)	(184,3)
Proceeds from sale of property, plant and equipment	**2,5**	3,5	5,4
Decrease in participation in export partnerships	**44,2**	18,3	20,6
Decrease in loans	**0,5**	0,9	2,2
Shares purchased by share trust	**(222,3)**	(151,4)	(183,2)
Acquisition of additional interest in subsidiary	**–**	(9,6)	(9,6)
Net cash outflows from investing activities	**(311,7)**	(191,0)	(348,9)
Cash flows from financing activities			
Proceeds from sale of treasury shares by share trust	**55,3**	9,3	12,6
Increase in interest-bearing debt	**439,4**	157,8	233,0
(Decrease) increase in short-term loans	**(2,7)**	(0,9)	1,8
Net cash inflows from financing activities	**492,0**	166,2	247,4
Net increase in cash and cash equivalents during the period	**16,1**	0,9	7,0
Cash and cash equivalents at the beginning of the period	**36,2**	29,2	29,2
Cash and cash equivalents at the end of the period	**52,3**	30,1	36,2

Segmental Analysis

26 weeks ended 24.9.2005

	Financial Services Unaudited Rm	Retail Unaudited Rm	Consolidated Unaudited Rm
Revenue*			
External	228,5	3 062,9	3 291,4
Inter-segment	–	–	–
Total revenue	228,5	3 062,9	3 291,4
Segment result			
Operating profit before finance charges	145,9	452,2	598,1
External	(1,8)	(30,1)	(31,9)
Inter-segment	(30,0)	30,0	–
Net finance charges	(31,8)	(0,1)	(31,9)
Income tax expense	(33,9)	(148,8)	(182,7)
Profit for the half-year	80,2	303,3	383,5
* includes retail turnover, interest received and other income			
Segment assets			
Non-current assets	543,9	1 075,8	1 619,7
Current assets	573,2	3 120,1	3 693,3
Inter-segment assets	12,9	(12,9)	–
Total assets	1 130,0	4 183,0	5 313,0
Segment liabilities			
Non-current liabilities	–	1 464,2	1 464,2
Current liabilities	100,4	1 263,3	1 363,7
Inter-segment liabilities	761,0	(761,0)	–
Total liabilities	861,4	1 966,5	2 827,9
Segment information			
Capital expenditure	0,6	136,0	136,6
Depreciation	1,4	70,2	71,6



Segmental Analysis (continued)

26 weeks ended 25.9.2004

	Financial Services Unaudited Rm	Retail Unaudited Rm	Consolidated Unaudited Rm
Revenue			
External	178,3	2 545,2	2 723,5
Inter-segment	–	–	–
Total revenue	178,3	2 545,2	2 723,5
Segment result			
Operating profit before finance charges	114,8	341,8	456,6
External	(3,3)	(20,7)	(24,0)
Inter-segment	(24,5)	24,5	–
Net finance (charges) income	(27,8)	3,8	(24,0)
Income tax expense	(23,6)	(112,2)	(135,8)
Profit for the half-year	63,4	233,4	296,8
Segment assets			
Non-current assets	262,5	1 062,7	1 325,2
Current assets	623,3	2 409,7	3 033,0
Inter-segment assets	(440,6)	440,6	–
Total assets	445,2	3 913,0	4 358,2
Segment liabilities			
Non-current (assets) liabilities	(15,1)	1 086,1	1 071,0
Current liabilities	87,5	1 038,5	1 126,0
Inter-segment liabilities	211,3	(211,3)	–
Total liabilities	283,7	1 913,3	2 197,0
Segment information			
Capital expenditure	0,6	52,1	52,7
Depreciation	1,6	57,5	59,1
Amortisation	–	–	–

All retail divisions within the group operate in an established retail market and are therefore considered to be subject to similar risks and rewards.

Notes

1. The group is reporting for the first time under the IFRS standards for the year ending 31 March 2006 and accordingly, comparative figures have been restated. The unaudited results for the half-year ended 24 September 2005 have been prepared in accordance with the group's accounting policies, which comply with International Financial Reporting Standards (IFRS). The disclosures required in terms of IFRS1 (First Time Adoption of International Reporting Standards) concerning the transition from South African Statements of Generally Accepted Accounting Practice (SA GAAP) and the requisite changes in accounting policies are set out in a separate section of this announcement.

   The effects disclosed are net of deferred tax, where applicable, at the rates prevailing during the relevant periods.

2. In addition to the above changes, the accounting treatment of lease rentals has been modified to accord with the international interpretation of the requirements of IAS17 (Leases), namely, escalations in operating lease rentals are no longer recognised in the periods they are actually incurred, but are now charged in the income statement on a straight-line basis over the term of the leases.

3. These financial statements incorporate the financial statements of the company, all its subsidiaries and all entities over which it has operational and financial control.

4. Included in share capital are 16,9 (2004: 16,9) million shares, which were purchased by a subsidiary of the company, and 11,4 (2004: 12,0) million shares, which are owned by the share incentive trust. These have been eliminated on consolidation.

	Sept. 2005 Unaudited Rm	Sept. 2004 Unaudited Rm	March 2005 Audited Rm
5. INTEREST RECEIVED			
Trade receivables – retail	**118,1**	103,9	211,2
Loan receivables	**136,2**	106,4	227,7
Private label card receivables	**32,6**	23,1	50,0
	286,9	233,4	488,9
6. TRADING EXPENSES			
Depreciation	**(70,0)**	(57,5)	(121,1)
Employee costs: normal	**(367,3)**	(323,7)	(709,8)
Employee costs: bonuses	**–**	–	(48,6)
Store occupancy costs	**(214,3)**	(189,7)	(403,2)
Net other operating costs	**(240,9)**	(220,7)	(295,5)
	(892,5)	(791,6)	(1 578,2)





Comment

GROUP OVERVIEW

Following on the substantial compounded growth rate of 60% in headline earnings per share achieved over the past three years, our group has once again achieved another period of very good performance.

The group is reporting for the first time under the International Financial Reporting Standards (IFRS) for the year ending 31 March 2006. The changes made to our accounting policies resulting from the adoption of IFRS are reflected in a separate section of this announcement.

The lower interest rate environment and buoyant economy continued to benefit consumer confidence and consumer spending has remained strong in the first half of this year. Turnover for the first six months increased by 20,8%, which is all the more pleasing having been achieved on an increased trading area of only 3,8%. Gross margins for the period were marginally down by 0,7% on the previous period as a result of a change in the sales mix.

Operating profit increased by 31,0% whilst headline earnings per share increased by 28,8% from 135,9 cents to 175,1 cents per share. The group's operating margin increased to 20,7% from 19,1%.

During the period under review nine new stores were opened whilst 15 stores were closed across all divisions. At the end of the period the group was trading out of 1 227 stores with a trading area of 336 156 square metres, an increase of 3,8% compared to the corresponding trading period last year.

In terms of the group's agreement with the Standard Bank of South Africa Limited referred to below, the group will receive cash proceeds of approximately R440 million once this transaction becomes unconditional, which we expect to be towards the end of November 2005. In anticipation of receiving these funds the group has advanced R222,3 million during the period under review to the group's share trust in order to purchase Foschini Limited shares.

The group's dividend cover has been retained at 2,2 times attributable headline earnings per share. Accordingly, the interim dividend has been increased by 29% to 80 cents per share from 62 cents in the corresponding period.

TRADING DIVISIONS

The buoyant trading conditions experienced in the past few years continued into the first half of this year and all our divisions performed well, and greatly exceeded our product inflation of approximately 3%.

Sales and sales growths in the various divisions were as follows:

	No. of stores	Sales Rm	% change
@home	34	135,0	30,8
Exact!	169	263,8	21,0
Foschini	337	1 229,3	18,2
Markham	205	485,2	21,6
Jewellery division	302	379,5	19,3
Sports division	180	397,6	26,3
Total	1 227	2 890,4	20,8

Total same store sales for the period grew by 15,5%, with apparel growing 16,3%, cosmetics 33,7%, cell phones by 65,9%, jewellery by 17,2% and homewares by 7,5%.

The **Foschini division** traded well with same store growth of 12,9%. This division will be launching its Luella stores during November, offering a range of ladies footwear, handbags and accessories aimed at the middle to upper market, with its first six new stores being opened in major shopping centres.

The **Markham division**, which under-performed our other clothing divisions in the first half of last year, continues with its much improved trading with total growth of 21,6% and same store growth

of 18,7%. Its new store design concept continues to be expanded countrywide with good results.

Our **Jewellery division**, comprising American Swiss Jewellers, Matrix and Sterns, continues to dominate the retail jewellery market in southern Africa. Sales growth of 19,3% achieved by this division was extremely pleasing. Same store growth was 17,2%.

Exact! continued with its strong performance and growth since its rebranding. Same store growth was 21,3% as it continues to improve its sales densities.

The **Sports division**, trading as Sportscene, Totalsports and DueSouth, continues to outperform its market, with a growth in turnover of 26,3%. Same store growth was 16%.

Our **@home division** continued with substantial growth, maintaining its store base at 34 during the period, and growing its turnover to R135 million from R103,2 million in the previous corresponding period, an increase of 30,8%. Same store growth was 7,5%. Its first new lifestyle store, branded as @homelivingspace, offering a full range of contemporary furniture in addition to our current @home offering, opened in October 2005, with its second new store opening in November 2005.

Our **retail debtors book**, which amounts to R1,882 billion, increased by 7,9% during the period, whilst credit turnover grew by 19,6% compared to the previous corresponding period. The debtors book remains fairly valued, with continued improvements reflected in a lower percentage of arrear accounts, reduction in net bad debt and improved collections. Cash sales as a percentage of total sales increased from 28,7% to 29,3%.

FINANCIAL SERVICES

Our financial services division comprises RCS Personal Finance, our group's personal loans business, and RCS Cards, which offers credit to customers of merchants outside of the group. This division continued with its good performance, growing its profit after tax for the period by 26,5%. Bad debts continue to be well managed, and the net bad debt experienced remained at acceptable levels.

RCS INVESTMENT HOLDINGS (RCSIH) AGREEMENT WITH THE STANDARD BANK OF SOUTH AFRICA LIMITED (SBSA)

As we announced on SENS on 29 August 2005 our group has entered into an agreement with SBSA, subject to the fulfilment of certain conditions precedent, whereby SBSA will acquire an initial 25% of RCSIH with options to acquire an additional 20% in the future. This transaction is currently at the South African Competition Authority, which is expected to rule on the matter by the end of November 2005.

PROSPECTS

Turnover for the first five weeks of the second half remains buoyant and well ahead of budget, as customers continue to benefit from the favourable consumer environment. Whilst the second half of the year is always heavily dependent on the level of Christmas trading, we remain confident about the second half, which this year comprises 27 weeks, and expect to be able to produce continued strong growth in earnings for this period.

Seventy-five new stores will be opened in the second half of the year.

PREFERENCE DIVIDEND ANNOUNCEMENT

Dividend no. 138 of 3,25% (6,5 cents per share) in respect of the six months ending 31 March 2006 has been declared, payable on Monday, 27 March 2006 to holders of 6,5% preference shares recorded in the books of the company at the close of business on Friday, 24 March 2006.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 16 March 2006. Foschini Ltd preference shares will commence trading "ex" the dividend from the commencement of business on Friday, 17 March





2006 and the record date, as indicated, will be Friday, 24 March 2006.

Preference shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 17 March 2006 to Friday, 24 March 2006, both dates inclusive.

INTERIM ORDINARY DIVIDEND ANNOUNCEMENT

The directors have declared an interim ordinary dividend of 80 cents per ordinary share payable on Monday, 9 January 2006 to ordinary shareholders recorded in the books of the company at the close of business on Friday, 6 January 2006.

The last day to trade ("cum" the dividend) in order to participate in the dividend will be Thursday, 29 December 2005. Foschini Ltd ordinary shares will commence trading "ex" the dividend from the commencement of business on Friday, 30 December 2005 and the record date, as indicated, will be Friday, 6 January 2006.

Ordinary shareholders should take note that share certificates may not be dematerialised or rematerialised during the period Friday, 30 December 2005 to Friday, 6 January 2006, both dates inclusive.

Certificated ordinary shareholders are reminded that all entitlements to dividends with a value less than R5,00 per certificated shareholder will be aggregated and the proceeds donated to a registered charity of the directors' choice, in terms of the articles of association of the company.

COMPLIANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

In order to comply with IFRS the group has adopted the following accounting policies. All comparative information has been adjusted accordingly.

1. The group elected to utilise the exemption in terms of IFRS – First time adoption. The fair value of buildings at the transition date was adopted as the deemed cost and the applicable depreciation adjusted accordingly. In order to determine depreciation, the useful lives and residual values of properties will be reviewed on an annual basis.
2. Share options (share-based payments) granted to employees after November 2002 are valued using a binomial valuation model and this value is charged to the income statement over the expected life of the option. The liability raised at the transition date amounted to R9 million.
3. Goodwill is no longer amortised and is now stated at its carrying value as at 1 April 2004. This carrying value is reviewed annually for impairment.

FUTURE DEVELOPMENTS UNDER IFRS

These financial statements have been prepared on the group's expectation of standards that will be applicable on 31 March 2006, being the first time that the group will prepare financial statements under IFRS. Changes to the information presented in this report may be required due to one or more of the following reasons:

- further standards and interpretations may be issued that could be applicable to the financial year ending 31 March 2006;
- interpretations may differ as practice develops; and
- tax legislation and tax related interpretation might develop further.

Signed on behalf of the Board

E Osrin	DM Polak
Chairman	*Managing Director*

Cape Town
3 November 2005

FOSCHINI | donna-claire FASHION IN SIZES 16-28 | SOUTH BE AN OUTSIDER

TotalSPORTS | AMERICAN SWISS YOU DESERVE IT | @home THE HOMEWARE STORE

Markham | MATRIX WATCHES • SUNGLASSES • CELLPHONES | exact! wearever

fashion EXPRESS | TFG | STERNS THE JEWELLER

sportscene | RCS retail credit solutions | RJL

This report has not been audited or reviewed by the company's auditors.

To view these results visit our website at www.foschinigroup.com

Non-executive directors: E Osrin (Chairman), D M Nurek (Deputy Chairman), Prof F Abrahams, S E Abrahams, L F Bergman (Austrian), W V Cuba, N H Goodwin, M Lewis
Executive directors: D M Polak, R Stein
Registered Office: Stanley Lewis Centre, 340 Voortrekker Road, Parow East, 7500
Transfer Secretaries: Computershare Investor Services 2004 (Pty) Limited
Ground Floor, 70 Marshall Street, Johannesburg, 2001
Sponsor: UBS South Africa (Pty) Ltd
Registration number: 1937/009504 Share codes: FOS – FOSP ISIN codes: ZAE000031019 – ZAE000031027

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